Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

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Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Earnings Release dated March 12, 2010	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: March 12, 2010

3

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)
Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Fourth Quarter and Full Year 2009

Financial Results

SHANGHAI, China, March 12, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through an extensive distribution network, today announced its unaudited financial results for the quarter and full year ended December 31, 2009.

Highlights for the Fourth Quarter 2009:

•	Net revenues were $59.7 million, an increase of 2.6% compared to $58.2 million in the fourth quarter of 2008.

•	Gross profit was $28.9 million, an increase of 20.7% compared to $23.9 million in the fourth quarter of 2008.

•	Gross margin was 48.3%, compared to 41.1% in the same period of 2008.

•

Operating loss was $14.7 million, compared to an operating loss of $12.3 million in the fourth quarter of 2008. Excluding share-based compensation expenses and impairment of intangible assets (non-GAAP), income from operations for the fourth quarter of 2009 was $0.6 million compared to an operating loss of $12.6 million for the same period last year.

•

Impairment losses of $15.2 million was recognized for the intangibles assets from the acquisition of Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business and (ii) a change in business strategy to launching proprietary “Uking” brand and changes incurred in the acquired distribution network.

•

Net loss from continuing operations was $10.0 million compared to a net loss of $10.4 million for the fourth quarter of 2008. After eliminating the effects of share-based compensation expenses, a non-cash charge for the impairment of intangible assets and a reversal of deferred tax liability of $3.3 million due to the Yiyang Yukang intangible assets impairment charge (non-GAAP), net income from continuing operations was $2.0 million in the fourth quarter of 2009 compared to a non-GAAP net loss of $10.7 million in the same period last year.

•	Net loss attributable to Acorn was $10.1 million compared to a $9.4 million net loss for the fourth quarter of 2008.

•	Share-based compensation expenses were $7,873 for the fourth quarter of 2009, compared to a net negative $0.3 million for the same period last year.

•

Diluted loss per American Depositary Shares (“ADS”) from continuing operations was $0.34. Excluding share-based compensation and non-cash impairment expenses and related deferred tax benefits (non-GAAP), diluted income per ADS from continuing operations was $0.06.

Highlights for Full Year 2009:

•	Net revenues were $287.6 million, an increase of 22.8% compared to $234.1 million for full year 2008.

•	Gross profit was $137.0 million, an increase of 20.7% compared to $113.5 million for full year 2008.

•	Gross margin was 47.6%, compared to 48.5% in for full year 2008.

•

Operating loss was $7.5 million (including an impairment of $15.2 million for intangible assets recognized from the acquisition of Yiyang Yukang), compared to an operating loss of $29.6 million for full year 2008 (including an impairment of goodwill and intangible assets of $8.7 million). After eliminating share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), operating income for 2009 was $9.6 million, compared to an operating loss of $17.6 million for 2008.

•

Net loss from continuing operations was $2.7 million compared to a $30.2 million net loss for full year 2008. After eliminating the effects of share-based compensation expenses, a non-cash charge for the impairment of goodwill and intangible assets and a reversal of deferred tax liability due to the Yiyang Yukang intangible assets impairment charge (non-GAAP), net income from continuing operations was $11.1 million in 2009 compared to an $18.3 million net loss in 2008.

•	Net income attributable to Acorn was $12.4 million compared to a $25.6 million net loss for full year 2008.

•	Share-based compensation expenses were $1.8 million for full year 2009, compared to $3.3 million for full year 2008.

•

Diluted loss per ADS from continuing operations was $0.08. Excluding share-based compensation, non-cash impairment expenses and related deferred tax benefits (non-GAAP), diluted income per ADS from continuing operations was $0.38.

“2009 marked a significant turnaround for our business as we grew top line sales by 22.8% to reach $287.6 million and achieved $11.1 million in non-GAAP net income from continuing operations. The healthy turnaround was largely attributed to the successful implementation of our renewed focus to grow our proprietary branded products and expand the proportion of our non-TV direct sales business such as outbound calls, e-commerce, catalog and third party bank channel sales. While our mobile phone sales tracked slower than expected, we reported strong performance across our other major product lines. Ozing and Meijin both reported double digit growth in 2009 while sales of cosmetics products as a featured product category grew quarter over quarter and contributed favorably towards our profit. Finally, we made a positive breakthrough in autocare products as we began cooperation with two internationally acclaimed products in China in the fourth quarter 2009.” said Mr. James Hu, Chairman and CEO of Acorn. “Our financial achievements in 2009 testify as to our resilience in an intensely competitive industry and our prospects for continued growth in 2010.”

Business Highlights for the Fourth Quarter of 2009:

•

Cosmetics sales accounted for a larger percentage of our total sales for the fourth quarter 2009 compared with same period last year. Cosmetics sales reached $14.5 million, accounting for 24.2% of our total sales, compared to $4.7 million, or 7.6% of total sales in the same period in 2008. The growth was mainly due to the strong performance of the Company’s Softto branded hair treatment shampoo product, launched in the third quarter 2009.

•

Autocare products were also a major revenue contributor in the fourth quarter 2009. Sales from autocare products reached $5.6 million, or 9.4% of total sales, compared to $1.1 million, or 1.8% of total sales in the same period in 2008. The growth primarily driven by the launch of Austin and Quixx branded products, both of which are used for paint protection and scratch removal. We introduced our Austin product, licensed from the United Kingdom, in November 2009 and our Quixx product, developed in and licensed from Germany, in December 2009.

•

Non-TV direct sales accounted for 46% of total direct sales for the fourth quarter of 2009 compared with 29% for the same period last year. The Company’s third-party bank channel sales as part of non-TV direct sales revenues continued to expand from the third quarter of 2009. With a total of 26 bank partners as of December 31, 2009 (compared to 12 as of December 31, 2008), revenue generated from third-party bank channel sales was $10.6 million in the fourth quarter of 2009, an increase of 71.0% from $6.2 million in the same period last year. The Company will continue to expand its non-TV direct sales revenues, including its third party bank channel sales, e-commerce, outbound calls and catalog business.

Financial Results Highlights for the Fourth Quarter of 2009:

For the fourth quarter of 2009, total net revenues grew 2.6% to $59.7 million from $58.2 million for the fourth quarter of 2008.

Direct sales contributed 71.4% to total net revenue, or $42.6 million, and decreased 8.3% from $46.5 million for the fourth quarter of 2008. Gains from increased cosmetic sales and recently introduced autocare products were offset by decreased mobile phone and posture correction product sales.

Distribution sales net revenue increased 45.6% year-over-year to $17.1 million from $11.7 million in the fourth quarter of 2008, primarily reflecting strong sales of the Company’s Ozing electronic learning products and consolidation of Yiyang Yukang’s mobile handset sales into the Company’s financial results.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended December 31, 2009 (in US dollars)
Direct sales
Cosmetics	14,141,076
Mobile handsets	7,395,785
Autocare product (Energy)	5,292,673

Distribution sales
Electronic learning product (Ozing)	7,837,456
Electronic dictionary (Meijin)	2,824,120
Mobile handsets (Yiyang Yukang)	2,485,533

Total direct and distribution sales
Cosmetics	14,452,761
Mobile handsets	9,881,318
Electronic learning product (Ozing)	9,264,986

Cost of sales for the fourth quarter 2009 was $30.8 million, a 10.0% decrease from $34.3 million for the fourth quarter of 2008, primarily due to the change of the composition of the products sold in the fourth quarter of 2009.

Gross profit for the fourth quarter of 2009 was $28.9 million, up 20.7% compared to $23.9 million for the fourth quarter of 2008. Gross margin was 48.3% in the fourth quarter of 2009, up from 41.1% in the same period in 2008.

Gross profit from direct sales for the fourth quarter 2009 increased 18.1% to $23.9 million from $20.3 million for the fourth quarter of 2008. Gross margin for direct sales for the fourth quarter of 2009 was 56.2%, up from 43.6% in the same period last year. The increase in gross margin was largely due to greater contribution from sales of higher margin cosmetics and autocare products in the fourth quarter 2009.

Gross profit from distribution sales for the fourth quarter of 2009 was $4.9 million, an increase of 35.3% from $3.6 million for the fourth quarter of 2008. Gross margin for distribution sales for the fourth quarter of 2009 was 28.9%, down from 31.0% for the same period last year. The decrease in gross margin was due to the addition of lower margin mobile handset sales from the consolidation of Yiyang Yukang into the Company’s financial statements.

Advertising expenses were $14.0 million for the fourth quarter of 2009, compared to $19.0 million for the fourth quarter of 2008 due to continued reduction in the fixed portion of advertising spending in 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.07 in the fourth quarter of 2009, up from 1.26 in the fourth quarter of 2008.

Other selling and marketing expenses decreased 0.2% to $10.5 million from $10.6 million for the fourth quarter of 2008.

General and administrative expenses were $5.8 million for the fourth quarter of 2009, a 28.5% decrease from $8.1 million in the fourth quarter of 2008. The decrease was largely due to the decline in bad debts in the fourth quarter of 2009.

During the fourth quarter 2009, impairment loss of $15.2 million was recognized for the intangible assets from the acquisition of Yiyang Yukang. No such impairment charges occurred in the fourth quarter 2008. In addition, as result of the Yiyang Yukang intangible assets impairment charge, the Company reversed a $3.3 million deferred tax liability in the fourth quarter 2009.

Other operating income, net, was $2.0 million for the fourth quarter of 2009, up from $1.4 million in the fourth quarter of 2008.

As a result, operating loss for the fourth quarter of 2009 was $14.7 million, compared to an operating loss of $12.3 million for the corresponding period last year.

Share-based compensation expenses for the fourth quarter 2009 were $7,873, compared to a net negative $0.3 million share-based compensation expenses as a result of the adjustments for the forfeited share options and share appreciation rights for the fourth quarter of 2008.

After eliminating share-based compensation expenses and impairment of intangible assets (non-GAAP), income from operations for the fourth quarter of 2009 was $0.6 million compared to an operating loss of $12.6 million for the same period last year.

Net loss from continuing operations was $10.0 million compared to a $10.4 million net loss for the fourth quarter of 2008.

Non-GAAP net income from continuing operations, after eliminating the effects of share-based compensation expenses, a non-cash charge for the impairment of intangible assets and a reversal of deferred tax liability due to impairment of intangible assets for Yiyang Yukang, was $2.0 million in the fourth quarter of 2009 compared to a $10.7 million net loss for the same period last year.

Diluted loss per ADS from continuing operations was $0.34, compared to a diluted loss per ADS from continuing operations of $0.35 in the same period last year. Non-GAAP diluted income per ADS from continuing operations was $0.06, compared to a diluted loss per ADS from continuing operations of $0.36 in the same period last year.

As of December 31, 2009, Acorn’s cash and cash equivalents totaled $143.0 million, a decrease of $7.4 million from September 30, 2009.

Other Updates:

In December 2009, the Company’s board of directors approved and declared a one-time special cash dividend of $0.33 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on December 31, 2009 directly from the share premium account of the Company. Holders of ADS, each representing three ordinary shares of Acorn, are accordingly entitled to the one-time special cash dividend of $0.99 per ADS. Citibank, depositary for Acorn’s ADR program, paid out dividends to ADS holders on January 20, 2010.

In November 2009, Acorn reached an exclusive distribution agreement with Guthy-Renker to market Sheer Cover® cosmetics in China. Under the distribution agreement, Acorn is Guthy-Renker’s exclusive agent to market and distribute Sheer Cover branded cosmetics products in China. Acorn is authorized to distribute the Sheer Cover branded cosmetics products through all its available distribution channels including both TV and non-TV direct sales. The distribution agreement initially lasts one year and, subject to first-year sales performance, may be extended.

Fiscal Year 2009 Financial Results:

Total net revenues for 2009 were $287.6 million, up 22.8% from $234.1 million in 2008.

Direct sales net revenues in 2009 were $160.4 million, down 3.9% from $166.9 million in 2008. The decrease reflects a decline in TV direct sales following a reduction in advertising expenditures across products partially offset by growth in non-TV direct sales.

Distribution net revenues in 2009 reached $127.2 million, up 89.4% from $67.2 million in 2008, primarily because of the strong sales performance of the Company’s Ozing electronic learning products and consolidation of Yiyang Yukang’s mobile handset sales into the Company’s financial results.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Year Ended December 31, 2009 (in US dollars)
Direct sales
Cosmetics	44,182,210
Mobile handsets	33,178,583
Electronic learning product (Ozing)	21,861,689

Distribution sales
Electronic learning product (Ozing)	65,102,545
Mobile handsets (Yiyang Yukang)	28,097,927
Electronic dictionary (Meijin)	18,223,486

Total direct and distribution sales
Electronic learning product (Ozing)	86,964,234
Mobile handsets	61,276,510
Cosmetics	45,149,282

Cost of sales for 2009 was $150.6 million, an increase of 24.9% from $120.6 million for 2008. The increase in cost of sales was primarily driven by increased costs for distribution sales, reflecting a larger percentage of mobile phone sales which generally have higher products costs.

Gross profit for 2009 was $137.0 million, an increase of 20.7% compared to $113.5 million for 2008. Gross margin was 47.6% for 2009, down from 48.5% for 2008.

Gross profit from direct sales for 2009 increased 11.0% to $92.8 million from $83.6 million for 2008. Gross margin for direct sales for 2009 was 57.9%, an increase from 50.1% for 2008. The increase in gross margin was largely due to increased sales of higher margin cosmetics products in 2009.

Gross profit from distribution sales for 2009 was $44.1 million, up 47.8% from $29.9 million for 2008. Gross margin for distribution sales for 2009 was 34.7%, down from 44.4% for 2008. The decrease in gross margin primarily reflects (i) margin compression of Ozing and Meijin products due to increased discounts to Acorn’s distributors in 2009 and increased flash memory costs beginning in the third quarter of 2009 (flash is a key Ozing component) and (ii) lower margin mobile handset sales from the consolidation of Yiyang Yukang into the Company’s financial statements.

Advertising expenses were $61.0 million for 2009 compared to $73.4 million for 2008. The lower advertising expenses reflect the Company’s strategy in 2009 to grow proprietary branded products and improve media efficiency by reducing the fixed portion of advertising spending. Gross profit over advertising expenses was 2.24 for 2009, up from 1.55 in 2008.

Other selling and marketing expenses increased 12.1% to $43.0 million for 2009 from $38.3 million for 2008. The increase was mainly due to increased amortization of acquired intangibles assets following the Yiyang Yukang acquisition.

General and administrative expenses were $31.2 million for 2009, a 12.4% increase from $27.7 million for 2008, primarily reflecting an increase in employee payroll and R&D expenses in 2009.

Goodwill and intangible assets impairment loss totaled $15.2 million for 2009 compared to $8.7 million in 2008. In 2009, the Company also reversed $3.3 million deferred tax liability due to the impairment charge of goodwill and intangible assets.

Other operating income, net, was $6.0 million for 2009, up 19.2% from $5.0 million for 2008.

Operating loss for 2009 was $7.5 million (including the $15.2 million Yiyang Yukang intangible assets impairment charge), compared to an operating loss of $29.6 million for 2008 (including $8.7 million impairment losses on goodwill and intangible assets).

Share-based compensation expenses for 2009 were $1.8 million, compared to $3.3 million for 2008.

After eliminating share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), income from operations for 2009 was $9.6 million, compared to an operating loss of $17.6 million for 2008.

Net loss from continuing operations was $2.7 million compared to a $30.2 million net loss for 2008.

Non-GAAP net income from continuing operations, after eliminating the effects of share-based compensation expenses, a non-cash charge for the impairment of goodwill and intangible assets and a reversal of deferred tax liability due to impairment of intangible assets for Yiyang Yukang, was $11.1 million for 2009 compared to a $18.3 million net loss for 2008.

Diluted loss per ADS from continuing operations was $0.08, compared to a diluted loss per ADS from continuing operations of $1.03 in 2008. Non-GAAP diluted income per ADS from continuing operations was $0.38, compared to a diluted loss per ADS from continuing operations of $0.62 in 2008.

Full Year 2010 Business Outlook:

“Our financial achievements in 2009 demonstrated we took the right direction in growing our business. Despite the shortfall in our mobile phone business, which we expect to slowly improve in 2010, we are pleased with our financial performance in 2009. Taking advantage of continued recovery from the economic crisis and strong retails sales in China, we expect to continue to focus on growing our proprietary branded products such as Ozing and Meijin, developing our continuity business led by cosmetics, expanding non-TV direct sales to lessen reliance on advertising expenditures and, lastly, improving sales in the autocare product segment,” said Mr. James Hu, Chairman and CEO of Acorn International. “While there will be challenges ahead, we are well positioned to deliver consistent growth in 2010 and to remain a market leader in the marketing and distribution of branded products in China.”

For fiscal year 2010, the Company expects to reach revenue between $290 million and $310 million and net income from continuing operations (excluding share-based compensation expenses) to be between $12 million and $14 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on March 12, 2010 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 800 230 3019 (U.S. Toll Free)

— +1 617 597 5413 (International)

— Passcode: 989 153 47

Please dial-in approximately 10 minutes in advance to facilitate an on- time start.

A replay will be available for 14 days after the call and may be accessed via:

— +1 888 286 8010 (U.S. Toll Free)

— +1 617 801 6888 (International)

— Passcode: 327 870 02

A live and archived webcast of the call will be available on the Company’s website at http://www.ir-site.com/acorn/index.asp. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported the fourth quarter and full year 2009 and 2008 income from operations, operating margin, net income from continuing operations and income per ADS from continuing operations on a non-GAAP basis, excluding share-based compensation expenses and non-cash charges for the impairment of goodwill and intangible assets and a related reversal of a deferred tax liability. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income from continuing operations and income per ADS from continuing operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three and twelve months ended December 31, 2009 and 2008, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended December 31,		Years Ended December 31,
	2008	2009	2008	2009
GAAP net revenues	58,193,549	59,700,692	234,137,421	287,585,620
GAAP loss from operations	(12,306,501)	(14,653,833)	(29,563,602)	(7,486,057)
GAAP operating margin	(21.1)%	(24.5)%	(12.6)%	(2.6)%
Impairment of goodwill and intangible assets	—	15,247,873	8,667,961	15,247,873
Reversal of deferred tax liability due to impairment of intangible assets	—	3,268,472	—	3,268,472
Share-based compensation expenses	(273,173)	7,873	3,289,232	1,845,885
Non-GAAP income (loss) from operations	(12,579,674)	601,913	(17,606,409)	9,607,701
Non-GAAP operating margin	(21.6)%	1.0%	(7.5)%	3.3%

GAAP net loss from continuing operations attributable to Acorn	(9,995,894)	(10,098,351)	(29,810,919)	(2,435,224)
GAAP loss per ADS from continuing operations – basic	(0.35)	(0.34)	(1.03)	(0.08)
GAAP loss per ADS from continuing operations – diluted	(0.35)	(0.34)	(1.03)	(0.08)
Non-GAAP net income (loss) from continuing operations attributable to Acorn	(10,269,067)	1,888,923	(17,853,726)	11,390,062
Non-GAAP income (loss) per ADS from continuing operations – basic	(0.36)	0.06	(0.62)	0.39
Non-GAAP income (loss) per ADS from continuing operations – diluted	(0.36)	0.06	(0.62)	0.38

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2010; benefits of continuing focus on Acorn’s proprietary branded products, ability of Acorn’s profits to continue to recover from previous quarters; continued success of Acorn’s Ozing electronic learning products and Meijin electronic dictionary; expectations regarding development and increasing cosmetics revenues and developing a continuity business, the anticipated benefits of the Gunthy-Renker distribution and Softto distribution arrangements, , increasing non-TV direct sales revenues; and expectation regarding improved sales in the newly launched autocare products. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2008 annual report on Form 20-F filed with Securities and Exchange Commission on April 24, 2009. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2008. Our actual results of operations for the fourth quarter and full year 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended December 31,		Years Ended December 31,
	2008	2009	2008	2009
Revenues:
Direct sales, net	46,452,107	42,608,865	166,947,475	160,357,948
Distribution sales, net	11,741,442	17,091,827	67,189,946	127,227,672

Total revenues, net	58,193,549	59,700,692	234,137,421	287,585,620

Cost of revenues:
Direct sales	26,181,263	18,678,392	83,300,736	67,530,966
Distribution sales	8,096,196	12,160,099	37,326,214	83,096,932

Total cost of revenues	34,277,459	30,838,491	120,626,950	150,627,898

Gross profit	23,916,090	28,862,201	113,510,471	136,957,722

Operating income (expenses):
Advertising expenses	(18,950,708)	(13,959,426)	(73,381,193)	(61,048,515)
Other selling and marketing expenses	(10,565,714)	(10,546,160)	(38,317,161)	(42,955,923)
General and administrative expenses	(8,126,052)	(5,812,510)	(27,746,833)	(31,195,949)
Impairment of goodwill and intangible assets	—	(15,247,873)	(8,667,961)	(15,247,873)
Other operating income, net	1,419,883	2,049,935	5,039,075	6,004,481

Total operating income (expenses)	(36,222,591)	(43,516,034)	(143,074,073)	(144,443,779)

Loss from operations	(12,306,501)	(14,653,833)	(29,563,602)	(7,486,057)
Other income (expenses), net	617,075	1,038,070	(667,297)	2,216,006

Loss before income taxes	(11,689,426)	(13,615,763)	(30,230,899)	(5,270,051)
Income tax (expenses) benefits	1,297,271	3,626,202	(4,968)	2,539,265

Net loss from continuing operations	(10,392,155)	(9,989,561)	(30,235,867)	(2,730,786)
Net income from discontinued operations	1,151,980	—	8,273,629	15,362,689

Net income (loss)	(9,240,175)	(9,989,561)	(21,962,238)	12,631,903
Net (income) loss attributable to non-controlling interests	(168,209)	(108,790)	(3,629,131)	(184,019)

Net income (loss) attributable to Acorn International, Inc.	(9,408,384)	(10,098,351)	(25,591,369)	12,447,884

Income (loss) per ADS
- Continuing operations	(0.35)	(0.34)	(1.03)	(0.08)
- Discontinued operations	0.02	—	0.15	0.50

Basic	(0.33)	(0.34)	(0.88)	0.42

- Continuing operations	(0.35)	(0.34)	(1.03)	(0.08)
- Discontinued operations	0.02	—	0.15	0.50

Diluted	(0.33)	(0.34)	(0.88)	0.42

Weighted average number of shares used in calculating income (loss) per ADS

- Basic	86,211,991	88,855,795	86,856,467	88,174,675

- Diluted	86,211,991	88,855,795	86,856,467	89,466,957

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2008	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	147,648,774	142,952,944
Restricted cash	1,425,102	2,394,213
Short-term investments	19,745,444	18,572,790
Accounts receivable, net	27,708,460	17,030,857
Notes receivable	150,607	2,242,641
Inventory	29,521,680	26,180,629
Prepaid advertising expenses	16,756,954	9,968,493
Other prepaid expenses and current assets, net	13,362,528	7,789,921
Deferred tax assets, net	3,355,151	2,960,194

Total current assets	259,674,700	230,092,682
Land use rights, net	—	7,349,957
Property and equipment, net	15,641,434	14,818,404
Acquired intangible assets, net	21,313,949	3,181,596
Long-term investments	5,275,000	8,020,069
Investment in affiliates	1,159,134	8,881,830
Other long-term assets	1,121,100	1,673,755

Total assets	304,185,317	274,018,293

Liabilities and equity
Current liabilities:
Accounts payable	20,734,493	15,528,580
Accrued expenses and other current liabilities	19,652,820	14,838,142
Notes payable	3,657,859	3,253,005
Income taxes payable	3,327,869	4,057,304
Deferred revenue	12,797,716	—
Dividend payable	—	29,322,782

Total current liabilities	60,170,757	66,999,813
Deferred tax liabilities	3,581,569	889,625
Business combination liability	11,107,375	1,103,015

Total liabilities	74,859,701	68,992,453

Acorn International Inc. shareholders’ equity:
Ordinary shares	935,435	935,447
Additional paid-in capital	205,651,072	178,176,225
Retained earnings	9,737,468	19,137,916
Accumulated other comprehensive income	15,113,507	16,997,941
Treasury stock, at cost	-15,676,206	-11,612,546

Total Acorn International Inc. shareholders’ equity	215,761,276	203,634,983
Non-controlling interest	13,564,340	1,390,857

Total equity	229,325,616	205,025,840

Total liabilities and equity	304,185,317	274,018,293